                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                              EXCO Resources, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  269279 10 5
                        ------------------------------
                                 (CUSIP Number)


                               William L. Boeing
                             Haynes and Boone, LLP
                          901 Main Street, Suite 3100
                              Dallas, Texas 75202
                                 (214) 651-5553
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 19, 1997
                        ------------------------------
            (Date of Event which Requires Filing of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


----------------------------------           -----------------------------------
CUSIP No.  269279 10 5                               Page 2 of 5 Pages
----------------------------------           -----------------------------------

----------------------------------------------------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
  1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Douglas H. Miller / ###-##-####
----------------------------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                             (a) |_|
                                                                                                                     (b) |_|
----------------------------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS
         PF
----------------------------------------------------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
----------------------------------------------------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
  6
         United States
----------------------------------------------------------------------------------------------------------------------------
                        SOLE VOTING POWER
                   7
                         Douglas H. Miller - 413,423(1) (2)
     NUMBER OF    ----------------------------------------------------------------------------------------------------------
      SHARES            SHARED VOTING POWER
    BENEFICIALLY   8
     OWNED BY            0
       EACH       ----------------------------------------------------------------------------------------------------------
    REPORTING           SOLE DISPOSITIVE POWER
     PERSON        9
      WITH               Douglas H. Miller - 413,423(1) (2)
                  ----------------------------------------------------------------------------------------------------------
                        SHARED DISPOSITIVE POWER
                   10
                         0
----------------------------------------------------------------------------------------------------------------------------
                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   11
                         Douglas H. Miller - 413,423(1) (2)
----------------------------------------------------------------------------------------------------------------------------
                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            |_|
                   12
----------------------------------------------------------------------------------------------------------------------------
                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   13
                         Douglas H. Miller - 51.3% (voting, dispositive)(1) (2)
----------------------------------------------------------------------------------------------------------------------------
                        TYPE OF REPORTING PERSON*
                   14
                         Douglas H. Miller - IN
----------------------------------------------------------------------------------------------------------------------------


(1) The Reporting Person exercised the right under Stock Option Agreements with various holders of outstanding Common Stock and acquired the shares reported herein.

(2) The number reported does not include 2,000 shares of Common Stock owned by The Miller's Children's Trust, a Trust created by the Reporting Person. The Reporting Person is not the Trustee nor a beneficiary of The Miller's Children's Trust.

         The Schedule 13-D, dated December 9, 1997 and filed December 18, 1997 (the "Schedule 13D") of Douglas H. Miller relating to the Common Stock of EXCO Resources, Inc., a Texas corporation, is hereby amended as set forth below. Initially capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.


Item 3.       Source and Amount of Funds or Other Consideration.

              Item 3 is hereby amended by the addition of the following paragraph:

                   "Douglas H. Miller acquired 413,423 shares of Common Stock on December 19, 1997 for an aggregate purchase price of $1,240,269. The 413,423 shares were purchased with personal funds."


Item 4.       Purpose of the Transaction.

              Item 4 is hereby amended by the addition of the following paragraph:

              On December 19, 1997, after acquiring 413,423 shares of Common Stock, Mr. Miller was elected to the Board of Directors as Chairman of the Board. He was also appointed Chief Executive Officer. Mr. Ted Eubank was also elected to the Board of Directors and was appointed President and Chief Financial Officer. One vacancy remains on the Board and Mr. Miller intends to fill it with a designee as soon as possible.


Item 5.       Interest in Securities of the Issuer.

              Item 5 here hereby replaced with the following:

(a) and (b):  See Items 7 through 11 on the cover page of this Amendment No. 1 to Schedule 13D.

(c)           The only transaction in the shares of Common Stock by Mr.
              Miller since the date of the filing of the Schedule 13D was the purchase of 413,423 shares of Common Stock of the Company for a purchase price of $3.00 per share in connection with the exercise of his options pursuant to Stock Option Agreements with various shareholders of EXCO Resources, Inc. Mr. Miller exercised his options December 18, 1997 and acquired the shares December 19, 1997.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.


Item 7.  Material to be Filed as Exhibits.

         Item 7 is to be amended by adding the following Exhibit:

         Securities Purchase Agreement dated December 19, 1997 among Douglas
         H. Miller, on the one hand, and the undersigned shareholders of EXCO Resources, Inc. listed on Schedule A thereto, on the other.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 19, 1997

                                          /s/ Douglas H. Miller
                                          --------------------------------------
                                          DOUGLAS H. MILLER

                                 EXHIBIT INDEX


   EXHIBIT
   NUMBER                          DESCRIPTION
   -------                         -----------
    99.B                  Securities Purchase Agreement